RECEIVED

2004 JUN 29 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

24th June 2004

04035314

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:04 24-Jun-04
Number	1072A

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 23rd June 2004 that, in accordance with Section 198 of the Companies Act 1985, AXA S.A. and its Group subsidiaries no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:04 24-Jun-04
Number	1244A

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 23rd June 2004 that, in accordance with Section 198 of the Companies Act 1985, Legal & General Group plc and/or its subsidiaries no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

END

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